

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Matthew Howell, President
TrackSoft Systems, Inc
2820 North Pinal Ave, Suite 12/292
Casa Grande, AZ 85222

> **Re: TrackSoft Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2010**
> **File No. 333-169863**

Dear Mr. Howell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 6

1.   Please remove the reference to the Private Securities Litigation Reform Act of 1995, as the safe harbors in that Act are not available with respect to your filing. Please see Securities Act Section 27A(b).

Risk Factors

General

2. You note on page 31 that your officers will spend up to 10 hours per week on the company. You also disclose in Note 5 to your financial statements that your officers and directors are involved in other business activities and may in the future face conflicts of interest. Please include a risk factor disclosing that your officers will not devote a majority of their time to the company and addressing their potential conflicts of interest.

"Because are officers have no formal training in financial accounting and management for public companies…," page 10

3.   Please revise your document so as to avoid mitigating language in risk factor discussions, such as the clause in the last sentence of this risk factor that begins "however, because of the small size of our expected operations…" For guidance, see Staff Observations in the Review of Smaller Reporting Company IPOs, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

"While TrackSoft expects to apply for listing on the OTC Bulletin Board (OTCBB), we may not be approved…," page 13

4.   Please revise the risk factor disclosure related to this subcaption to clearly indicate that your quotation on the OTCBB depends on a market maker submitting an application on your behalf. You should also discuss whether a market maker has agreed to submit such an application, and to the extent there is no existing agreement, the likelihood of a market maker submitting an application on your behalf to have your shares quoted on the OTCBB.

"TrackSoft has limited financial resources at present, and proceeds from the offering may not be used to fully develop its business," page 13

5.   Please revise your document so that this risk factor discusses how the additional costs that you will incur upon becoming a public company will affect your ability to implement your business plan.

Determination of Offering Price, page 16

6.   You seem to imply that the per share price of $0.0025 paid for the shares held by your sole existing shareholder determined, in part, your determination of the offering price of $0.02 per share for this offering. Please tell us exactly how the price per share paid by your existing shareholder was used in your determination of the price per share for this offering. In this regard, we not the significant difference between the price per share paid by your existing officer and the price per share of the shares being registered pursuant to this registration statement. See Item 505(a) of Regulation S-K.

Description of Property, page 23

7.   You disclose in Note 5 to your financial statements that the company neither owns nor leases any real or personal property and an officer of the corporation provides office services without charge. Please disclose in this section that you neither lease nor own your principal offices and disclose who provides you with your office space. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis

Plan of Operations, page 27

8.   Please include column headings in the tables appearing on page 27 indicating that the columns represent proceeds from this offering at various levels.

9.   In preparing your plan of operations, please tell us whether you considered the ongoing costs that you will incur after becoming a reporting company such as continued compliance with the Sarbanes-Oxley Act.

Directors, Executive Officers, Promoters and Control Persons

Biographical information, page 31

10.   We note your statement in this section that TrackSoft's sole officer and director has not been involved in certain legal proceedings in the past five years. Please note that Item 401(f) requires the discussion of your officers' involvements in certain legal proceedings over the past ten years. Please revise this section as necessary.

Where You Can Find More Information, page 34

11.   You indicate that you will be required to file proxy statements pursuant to the Exchange Act. Upon effectiveness of this registration statement, you will be subject to Section 15(d) of the Exchange Act and not subject to the proxy rules of Section 14 of the Act. Unless you intend to file a Form 8-A to register your common stock under Section 12 of the Exchange Act, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Undertakings, page II-3

12.   You appear to include an incomplete version of the Rule 430B undertaking at Item 512(a)(5)(i) of Regulation S-K. We note, however, that your prospectus does not omit any of the information described in Rule 430B(a) or (b). Please confirm your understanding that this registration statement will rely on Rule 430B and not Rule 430C. Also, please include the full text of the Item 512(a)(5) undertaking that you provide.

<u>Signatures, Page II-5</u>

13.   Please revise Mr. Howell's signature block to clarify that he is also the company's principal executive officer. See Instruction 2 to Signatures in the Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                       Sincerely,

                                         Matthew Crispino
                                       Attorney-Advisor

cc: <u>Via Facsimile (509) 769-0303</u>
         Timothy S. Orr, Esq.